

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Vlad Couric, M.D.
Chief Executive Officer
Biohaven Research Ltd.
215 Church Street
New Haven, CT 06510

      Re: Biohaven Research Ltd.
          Registration Statement on Form 10
          Filed August 10, 2022
          File No. 001-41477

Dear Dr. Couric:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10 filed August 10, 2022

Exhibit 99.1
Questions and Answers about the Separation and Distribution
Q: What conditions must be satisfied to complete the Spin-Off?, page 3

1.   We note your response to prior comment 1 and reissue in part. Please revise to clarify that you may not waive the condition of "no legal restraint" against the Separation, Merger or Distribution, or advise. Please also identify any other conditions which the parties would be unable to waive.

Intellectual Property
License Agreements, page 100

2.   We note your response to prior comment 10. Please revise this section to separately disclose the aggregate potential milestone payments to be paid or received under each material licensing agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Julie Sherman at 202-551-3640 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Robert Downes, Esq.